UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Kyle Album, LLC

Legal status of Issuer:

   Form:

   Limited Liability Company

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   December 21, 2021

Physical Address of Issuer:

3415 South Sepulveda Boulevard, Suite 1000, Los Angeles, California 90034

Website of Issuer:

https://opulous.org

Current Number of Employees:

0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$523,298.00	$0.00
Cash & Cash Equivalents	$45,358.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$19,036.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$345.00	$0.00
Net Income	-$11,760.00	-$10,000.00

April 27, 2023

FORM C-AR

Kyle Album, LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Kyle Album, LLC (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.opulous.org no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2023

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these

assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR, or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

Table of Contents

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR, or any other materials supplied herewith.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form-AR C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

KYLE Album, LLC (the "**Company**') is a limited liability company formed in the state of Delaware on December 21, 2021 and is managed by Opulous USA LLC, a Delaware limited liability company (the "**Manager**"). Ditto Music Pte. Ltd., a Singapore private limited company ("**Ditto Music**") and Opulous Artists Pte. Ltd., a Singapore private limited company ("**Opulous Artists Ltd.**"), are affiliates of the Company. The Company's purpose is to own certain intellectual property rights pertaining to master recordings embodying musical compositions titled, "Personal," "Perfect," "Sunday," "Thumb Thru," "Unreplacable," "Love's Theme Song," "Shiesty," "Optimistic," "Eternity," "Sleepyhead," "Cmon" (collectively referred to herein as the "**Work**") as performed, produced, and distributed by Kyle Thomas Harvey p/k/a KYLE (the "**Artist**"), Hey Kyle, LLC, a California limited liability company (the "**Rights Holder**"), and Independent Streaming, LLC, a California limited liability company (the "**Distributor**"). In connection with the Rights (as defined herein), and pursuant to that certain Assignment Agreement (as defined herein), the Company will be entitled to those certain royalties attributable to the Work, which will, in part, be distributed to the holders of the Securities.

FOR THE AVOIDANCE OF DOUBT, NO ASSETS (REAL OR PERSONAL, TANGIBLE OR INTANGIBLE, INCLUDING CASH OR THE RIGHTS) OF THE COMPANY, OWNED OR HELD BY THE COMPANY, WHETHER OWNED OR HELD BY THE COMPANY AT THE DATE OF ITS FORMATION OR THEREAFTER ACQUIRED SHALL BE DEEMED TO BE OWNED BY ANY INVESTOR INDIVIDUALLY, BUT SHALL BE OWNED BY, AND TITLE SHALL BE VESTED SOLELY IN, THE COMPANY.

The Company is located at 3415 South Sepulveda Boulevard, Suite 1000, Los Angeles, California 90034.

The Company operates through its Manager's and its affiliates' website: https://opulous.org.

The Company conducts business through the internet throughout the United States and internationally.

The Company conducts its business as, and currently is, a wholly owned subsidiary of Opulous USA, LLC, a limited liability entity formed in the state of Delaware on December 15, 2021

A description of our business plan can be found in the section of this Form C-AR titled '*BUSINESS*'.

RISK FACTORS

An investment in the Securities involves a high degree of risk and may result in the loss of your entire investment. When making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Investors should consult with their legal, tax and financial advisors prior to making an investment decision in the Securities.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever generate sufficient revenues to make distributions to our Investors. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

There is no assurance that the Company will be able to continue as a going concern.
Our independent registered public accounting firm for the fiscal year ended December 30, 2021, has included an explanatory paragraph in its review that accompanies our reviewed consolidated financial statements as of and for the year ended December 30, 2021, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. As of the time of this Form C-AR filing, the Company has generated minimal revenue and has accumulated losses since inception. If the company does not generate sufficient liquidity, it will not be able to continue.

We rely on various intellectual property rights associated with the Work in order to operate our business.
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements.
The Company is a party to a certain Novation under which it is entitled to certain economic consideration but also required to make substantial distributions or direct its accounts receivable to its Manager, the Artist and the Producer. We believe that under these agreements, including, without limitation, distribution agreements, licensing

agreements, etc., entered into by our Manager, and the Artist, aside from the Novation, and relevant statutes, digital music streaming platforms, on-demand music platforms, and other media outlets are required to pay a royalty to record labels, music publishers, and other copyright owners, including the Company, in order to stream content. The determination of the amount and timing of such payments is complex and subject to a number of variables, including the revenue generated, the type of content streamed and the country in which it is streamed, the service tier such content is streamed on, identification of the appropriate license holder, size of user base, other platform specific metrics, and any applicable advertising fees and discounts, among other variables. Additionally, there may be other certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is estimated when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amount. The Company is not a party to any such agreements aside from the Novation and has no ability to review, enforce, or control the outcome of any disputes relating thereto. Failure on the part of others, including our Manager, to accurately collect on royalties may adversely affect our business, operating results, and financial condition.

The Company's sole source of revenue will be derived from the Work.
The Company will rely on the Artist's current fan base and the Work's ability to attract new listeners to play and share the new music to increase total plays, which equates to greater royalties for Investors. Since audience appeal depends on critical reviews and changing public taste, predicting size, engagement, and loyalty of the Artist's listener base can be unpredictable. The success of the Company is directly correlated with the success and adoption of the Work among digital streaming platforms, on-demand music and other media outlets, and their end users.

We have no historical minimal data about the royalty payments derived from the Work
The Company and the Affiliate entered into the Novation and Assignment on February 07, 2022. We have minimal performance data regarding the likelihood of long-term performance of the Work and the royalty payments derived therefrom. As a result, the royalty payments derived from the Work may generate lower royalty revenue that we anticipate and/or decrease from the amounts generated so far.

Cash received from the royalty payments derived from the Work will depend upon the continued popularity of the Artist, and we do not have any rights to require the Artist to take any actions to attract or maintain or otherwise generate royalty payments.
All of the royalty payments that the Work will generate is contingent on continued popularity of the Artist and is not guaranteed. The Artist has a limited obligation to take any actions to promote the Work. There is no guarantee that the Artist will promote the song or otherwise attempt to popularize it beyond its initial contractual obligation. In addition, even if the Artist continues to promote the Work, there is no guarantee that such activities will increase the value of the Work and the royalty payments accordingly. As a result, we cannot ensure that the Work will be popular and, if popular, continue to be popular and generate royalty payments.

The valuation of the expected royalty payments requires us to make continuing material assumptions that may ultimately prove to be incorrect. In such an event, we could suffer significant losses that could materially and adversely affect our results of operations.
Our only asset is the Work. This asset's fair market value has been assessed arbitrarily by our Manager as there is currently no active market where we are able to observe quoted prices for identical assets. As a result, our valuation of our asset incorporates significant inputs that are not observable. Fair value of future expected royalty payments is determined by measuring expected returns and anticipated length of the popularity of the Artist and the Work. However, the valuation of the expected royalty payments is highly speculative due to the heavily subjective nature of identifying comparable recording artists and is inherently difficult due to the uniqueness of the Work and limited number of available comparable artists.

The Company's success depends on the experience and skill of the board of directors, officers, and key employees of its Manager.

We are dependent on our Manager and its board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our Manager or its board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation and that of our Manager, the Artist, or the Producer, could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes investor loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
We expect that we may, in the future, face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations and our Investors. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business. Additionally, a significant theft, loss or misappropriation of, or access to, Investors' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties are regulated at the state, federal and international levels.
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with

information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The amount of capital the Company is raised in the Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Securities

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities, nor does it pass upon the accuracy or completeness of any referenced document or literature.
You should not rely on the fact that our Form C-AR is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance. The U.S. Securities and Exchange Commission has not reviewed this Form C-AR, nor any document or literature related to the Securities.

The Securities have not been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon the Securities. The Securities have not been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of the Securities based on the information provided in this Form C-AR and the accompanying exhibits.

Ownership of the Class A Units provides Investors with an equity interest in a limited liability company that holds certain intellectual property rights solely related to the Work.
The Company does not intend to make any other material capital expenditures in the future. Thus, the Class A Units do not entitle holders to an ownership interest in any track, album, or other artist nor do they represent an interest in any royalty agreement, distribution agreement or other agreement, obligation or asset associated with any particular track, album, or artist besides the Work. Holders of Class A Units may only receive royalty payments in connection with the Work.

Payments of royalties to the Company depend on accurate and timely accountings to the Company by its Manager, the Manager's distributors and other parties.
While the Company holds the expectation that it will receive from its Manager, and the Manager from its distributors and other relevant parties, at minimum, quarterly payments of royalties, the Company cannot guarantee this outcome. It is possible that the Manager may lose its distributors and for a period of time, or in perpetuity, may not have any bona fide distributor in place to distribute the Work. In such a situation, any royalty payment the Company receives will be greatly reduced, and any corresponding distributions of such royalties paid to Investors will be comparably negatively impacted.

In the event that a claim, or threatened claim, for infringement or any other claims arises relating to the Work, or the Company's rights in the Work, the Company will be forced to defend or settle the dispute.
Such action may result in either the delay or temporary or permanent cessation of distribution of the Work, which would impact royalty payments to the Company and thereby distributions of such royalty payments to Investors. Payments of royalties to the Company also depends in part on there being no claims against it or the Artist or the Producer with respect to the Work, including without limitation, the performances, contributions of others, intellectual property or other rights embodied therein or associated therewith. The Company makes no warranties or representations regarding the Work and cannot guarantee that the associated master recording does not violate or infringe on any third-party rights.

Holders of the Class A Units have no voting rights. As a result, holders of Class A Units will not have any ability to influence the outcome of important transactions and decisions.
All decision regarding the management and affairs of the Company will be made exclusively by the Manager, unless otherwise required by Delaware law. Accordingly, Investors need to be willing to entrust all aspects of the management of the Company to the Manager. Holders of Class A Units will have no right or power to take part in the management of the Company and will have no voting right to vote upon matters of the company. As a result, Investors will not be able to take part in the management and affairs of the Company and will not be able to vote upon any matters of the Company.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities, and we have arbitrarily set the price.
The Offering price was not established in a competitive market. The Offering price of the Securities was arbitrarily set with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.
In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Holders of the Securities cannot be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C-AR and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to Blockchain Technologies, Digital Assets, and Trading on an ATS

The Company offered its Class A Units as its Securities. The Class A Units will solely exist as book-entry shares within the records of the Company and will not have traditional share certificates. Each Class A Unit is represented by a digital token (each an "MFT"). The MFTs are not Class A Units; rather, they are a digital representation of the number of Class A Units purchased and held by a given stockholder.

The MFTs are developed on the ASA standard (Algorand Standard Asset), and each MFT is issued on the Algorand blockchain protocol. The MFTs are created, held, distributed, maintained, and destroyed by the Company and its appointed Transfer Agent. The Company has programmed relevant compliance-related transfer restrictions that would traditionally be found on a paper stock certificate onto so-called "smart contracts" (computer programs written to the relevant blockchain), which allows the smart contract to impose and execute the relevant conditions on the transfer of the MFTs. MFTs cannot be created or destroyed by any entity other than the Company, or the Transfer Agent at the instruction of the Company.

Potential Investors may not have the skills necessary to secure, trade, or collect distributions using the MFTs or to comply with the requirements of the Company.

Investors may require technical skills. Securing, holding or trading the MFTs or collecting distributions relating to the Securities requires working knowledge of blockchain technology, blockchain assets and their attendant systems and processes. Similar knowledge of blockchain asset exchanges and other industry participants may be required.

You must provide a valid network address and other information to participate in the distribution of the Securities or forfeit your ability to receive the MFTs.

The MFTs are delivered to a digital wallet address indicated by the Investor at the time of subscription. The address designated by the Investor is the only address that will be allowed to claim MFTs at the time of distribution. If the Investor loses access to the wallet address designated at the time of commitment, they may be unable to receive their MFTs. Investors will be required to claim MFTs in order to receive their distribution. The Company has provided instructions to the Investor about how to claim their MFTs prior to commencing distribution. If the Investor is unable to follow those instructions, they may be unable to claim their MFT distribution.

Digital wallets themselves are subject to significant technical risks.

The Company does not provide hosted blockchain-based digital token wallets. As a result, Investors will have to create and maintain their own digital wallets. Vulnerabilities or errors in the computer code operating digital wallets can, and have in the past, resulted in the permanent loss of any digital assets held in those wallets. Vulnerabilities and exploits may permit bad actors to irreversibly transfer assets out of the wallet. Similarly, code errors and poorly constructed smart contracts underlying the operation of digital wallets have in the past resulted in the 'locking' of wallets, freezing assets in place permanently. This may effectively destroy the value of the MFTs held in the wallet, and such errors may never be reversible, or the assets rendered irretrievable.

Risks Related to Storing Private Keys.

Physical or digital records of the private keys corresponding to digital wallets that store your MFTs should be safeguarded by using physical secured storage or encrypted digital storage methods. Any loss or theft of such records and/or backup records would adversely affect an investment in the MFTs.

The MFTs may be subject to malfunction or may function in an unexpected or unintended manner.

The MFTs, and any network with which the MFTs are interacting, may malfunction or may function in an unexpected or unintended manner. This may be caused by the MFTs, other networks, or a number of other causes, some of which are unforeseeable. Any malfunction or unintended function could result in the complete loss of the MFTs.

The Company and the MFTs may be subject to security weaknesses, hackers and theft.

Hackers or other groups or organizations may attempt to interfere with the Company and the MFTs, your digital wallet in any number of ways, including denial of service attacks, Sybil attacks, spoofing, smurfing, malware attacks, or consensus-based attacks. There is a risk that the MFTs and the technology infrastructure may include security weaknesses or bugs, which may interfere with the use, or cause the complete loss, of the MFTs. Advances in cryptography may present risks to cryptocurrencies, digital tokens, Algorand, the MFTs, and the Company's technology infrastructure, which may result in the theft or complete loss of the MFTs.

The gas fees and related risks to use of the Algorand blockchain.

Transactions on the Algorand network are subject to the terms and conditions of Algorand. An investor who initiates a transaction on the Algorand network must pay fees in the form of "ALGO," the fundamental token for the operation of Algorand. These transaction fees (sometimes called "gas") are paid to validate a transaction. Gas measures the amount of computational effort that it will take to validate a given transaction. If an Investor does not maintain adequate ALGO in their wallet, the Investor may not be eligible to receive the MFT(s) upon a Token Generation Event. The amount of gas required to execute a transaction will vary from transaction to transaction depending on fluctuations in the market price of ALGO. The Company does not establish the amount of gas required to complete a transaction and there is no limit on the gas price a transaction may need to complete in a timely manner. Additionally, an error in the smart contract creating the MFTs could result in unintended or uncontrolled gas usage which, if not limited by an Investor through its wallet interface, may deplete the amount of ALGO held by the

Investor. When the Company makes a distribution to an MFT holder, the gas will be the responsibility of the Company. The Company does not control Algorand, and there is no guarantee that the Algorand network will continue to operate under its current terms in the future. If Algorand moves to a different mechanism for validating transactions in the future, it could negatively impact the amount or character of the fees due on transactions in the MFTs. Moreover, the Company, in the Manager's sole discretion may choose to issue or reissue the MFTs on an alternative blockchain and/or using an alternative protocol, in its sole discretion, which could similarly negatively impact the amount or character of the fees due on transactions in the MFTs.

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company's business, and the MFTs may also be subject to significant price volatility.

The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations and are highly volatile, and the market price of the MFTs may also be highly volatile. Several factors may influence the market price, if any, of the MFTs, including, but not limited to:

- the ability of the MFTs to trade on a secondary market, if at all;
- the availability of any Designated ATS or other compliant trading platform for digital assets;
- global digital asset and security token supply;
- global digital asset and security token demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of digital assets like cryptocurrencies as payment for goods and services, the security of online digital asset exchanges and digital wallets that hold digital assets, the perception that the use and holding of digital assets is secure, and the regulatory restrictions on their use;
- purchasers' expectations with respect to the rate of inflation;
- changes in the software, software requirements or hardware requirements underlying the MFTs;
- changes in the rights, obligations, incentives, or rewards for the various holders of the MFTs;
- interest rates;
- currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;
- government-backed currency withdrawal and deposit policies of digital asset exchanges;
- interruptions in service from or failures of major digital asset and digital asset securities alternative trading system on which digital assets and digital asset securities are traded;
- investment and trading activities of large purchasers, including private and registered funds, that may directly or indirectly invest in digital asset securities or other digital assets;
- monetary policies of governments, trade restrictions, currency devaluations and revaluations;
- regulatory measures, if any, that affect the use of digital assets and digital asset securities such as ours;
- global or regional political, economic or financial events and situations; and
- expectations among digital assets participants that the value of security tokens or other digital assets will soon change.

A decrease in the price of a single digital asset may cause volatility in the entire digital asset and digital asset securities industry and may affect other digital assets including the MFTs. For example, a security breach that affects purchaser or user confidence in Bitcoin or Ether may affect the industry as a whole and may also cause the price of the MFTs and other digital assets to fluctuate. Such volatility in the price of the MFTs may result in significant loss over a short period of time.

The regulatory regime governing the blockchain technologies, cryptocurrencies, tokens and token offerings such ours is uncertain, and new regulations or policies may materially adversely affect the development and adoption of digital asset securities.

Regulation of digital asset securities such as this, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which

may severely impact the development and growth of the Company and the adoption of our MFTs. Failure by the Company, with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases, regulate, their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission, and the Commodity Futures Trading Commission (the "**CFTC**"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network, exchange, or asset, and the Tokens may be materially and adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Company. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of the Company and the adoption the MFTs.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the MFTs may be exchanged, the liquidity of the MFTs, the ability to access marketplaces or exchanges on which to trade the MFTs, and the structure, rights and transferability of MFTs.

A disruption of the Internet or the Algorand network, or any other network on which the MFTs are issued, could impair the value and the ability to transfer ALGO, the native currency of such alternative network, or the MFTs.

A significant disruption in Internet connectivity could disrupt the Algorand networks' operations until the disruption is resolved and could have an adverse effect on the value of the MFTs. In addition, cryptocurrency networks have been subjected to a number of denial-of-service attacks, which led to temporary delays in transactions. It is possible that such an attack could adversely affect the Company and the value of the MFTs.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The growth of the blockchain industry in general, as well as the blockchain networks on which the Company will rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation:

- Worldwide growth in the adoption and use of Bitcoin, Ethereum, Algorand and other blockchain technologies;
- Government and quasi-government regulation of Bitcoin, Ethereum, Algorand and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;

- The maintenance and development of the open-source software protocol of the Bitcoin, Ethereum or Algorand networks;
- Changes in consumer demographics and public tastes and preferences;
- The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks;
- General economic conditions and the regulatory environment relating to cryptocurrencies; or
- A decline in the popularity or acceptance of the Bitcoin, Ethereum or Algorand networks would adversely affect the Company's operating results.

The Class A Units have not been listed on any securities exchange or are available to trade on any ATS, but the Company does intend to apply for the listing of the Class A Units on a securities exchange but the Company cannot provide any assurance that we will be successful in making the Class A Units available to trade on an ATS.

The Class A Units have not yet been listed for trading on any securities exchange or through any other NMS trading platform but the Company does intend to apply for listing on, a securities exchange or through any other NMS trading platform. Although the Company intends to make the Class A Units available for trading on an ATS eventually, there can be no assurance that the Class A Units will become available for trading on an ATS in the near term or at all. If the Class A Units are not made available for purchase on, or for trading through, an ATS, that would likely result in limited liquidity for the holders of Class A Units. Such limited liquidity may result in holders of Class A Units not being able to resell their Class A Units on a timely basis or at all.

In any event, absent any legal or contractual restrictions on transferability and resale of the Class A Units as discussed herein, holders of Class A Units will be able to transfer Class A Units through the book-entry transfer facilities of the Company even if there is no means by which to separately transfer the MFTs.

Even if we are successful in making the Class A Unit MFTs available to trade on an ATS, this ATS may experience limited volume and liquidity.

If the Class A Units are being made available for purchase on, and can be traded through an ATS, we expect that both the Company and any ATS we may use may have the capability to support trades in the Class A Units and transfers of the MFTs. To trade the Class A Units on an ATS, holders of the Class A Units will have to satisfy the Company's and ATS's requirements to create an account with both. An ATS on which the Class A Units are being made available to trade may only provide limited liquidity for purchasers and sellers. Additionally, an ATS on which the Class A Units may trade, may experience limited trading volume due to a relatively small number of shares trading on such ATS. Further, it is possible that the ATS on which the Class A Units are made available to trade will not have market makers, or other institutions that stand ready to buy and sell the Class A Units. As a result, this novel trading system may have limited liquidity, resulting in a lower or higher price or greater volatility than would be the case with greater liquidity, and consequently the Class A Unit MFTs may be less liquid than traditional common stock traded on securities exchanges or national market systems ("**NMSs**").

The number of securities traded on an ATS that supports the listing of the MFTs may be very small, making the market price more easily manipulated.

While the risk of market manipulation exists in connection with the trading of any securities, the risk may be greater on an ATS as the latter is a closed system that does not have the same breadth of market size and liquidity compared to a securities exchange or NMS. There can be no assurance that the efforts of an ATS or any broker-dealers will be sufficient to prevent such market manipulation.

The payment mechanics for securities represented digitally utilizing blockchain technology are novel and untested.

The Company may allow the Class A Units to trade on an ATS that supports the use of the MFTs. While such ATS may have adopted payment mechanics that match the speed and irrevocability associated with immediate or nearly immediate transfers of digital assets on a blockchain, such payment mechanics are novel and relatively untested. To the extent any ATS and applicable broker-dealer net capital regulations would permit broker-dealers to issue cash

balances on the distributed ledger in amounts that exceed actual cash held by such broker-dealer in its customer accounts, there could be systemic risk to the system associated with payment defaults.

An ATS is not a stock exchange and has arbitrary listing requirements for Companies or for the securities traded.

There are no minimum price or other comparable listing requirements for trading securities on an ATS as there are for trading securities on the Nasdaq Global Market or other NMS trading platforms. As a result, trades of the Class A Units on an ATS may not be at prices that represent the national best bid or offer prices of securities that could be considered similar securities or that otherwise correspond to the prices of such securities on a national securities exchange.

Transactions involving the Class A Units may not be properly reflected on the blockchain.

While the Company's books and records govern record ownership of the Class A Units, for all record holders of the Class A Units, there will be "courtesy copy" of certain ownership records on the blockchain used by the MFTs. Following the Company's approval of any change in record ownership, the security position information relevant to a record holder's digital account address on the blockchain is updated consistent with changes to the Company's books and records. To the extent that the Company's records and the "courtesy copy" get out of sync, there could be a delay while the Company corrects any such inconsistencies, and such inconsistencies may cause investors confusion with respect to their record holdings of the Class A Unit, which could adversely affect the liquidity for, and market value of, the Class A Units.

The trading ledger showing trades in the MFTs will be publicly available, which may give rise to privacy concerns.

The distributed ledger that will be used to record transfers of the MFTs will be available to the public and will store the trading history starting from the time of issuance of the MFTs. The personal identity information necessary to associate a public key presenting a given block of MFTs with the owner of the Class A Units will be maintained by the Company in a proprietary ledger system that is not exposed to the public. Thus, trading data with respect to the Class A Units will be available but not the identity of the holder of Class A Units. Security breaches relating to the proprietary ledger system maintained by the Company could result in theft of the information necessary to link personal identities with public keys, the stolen information could be used to determine the affected stockholder's complete trading history in the Class A Units. Concerns over these issues may limit adoption of this novel trading system by a range of potential investors, reducing liquidity of the Class A Units.

If securities or industry analysts do not publish research or reports about the Class A Units or publish negative reports or recommendations about the Class A Units, this may adversely impact the price and liquidity of the Class A Units.

The trading market for the Class A Units may depend, to some extent, on the research and reports that securities or industry analysts publish about us, the business, the market or our competitors. We do not have any control over these analysts. If one or more of the analysts who may in the future cover us downgrade the Class A Units or change their opinion of the Class A Units, the price of the Securities would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price and trading volume of the Class A Units to decline.

Holders of the Class A Units are responsible for ensuring that they comply with federal and state securities regulations in regard to making any secondary sales.

Holders of Class A Units are responsible for ensuring that any secondary sale of the Class A Units is performed in accordance with applicable federal and state securities regulations. The Class A Units may not be offered or sold in the U.S. absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state "blue sky laws" or other jurisdictions' securities laws. Purchasers of the Class A Units who attempt to sell or transfer the Class A Units on the secondary market may be deemed to be distributors or brokers under federal or state securities laws and should ensure compliance with such laws when engaging in secondary sales or transfers.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The growth of the blockchain industry in general, as well as the blockchain networks on which the Company will rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation:

- Worldwide growth in the adoption and use of blockchain technologies;
- Government and quasi-government regulation of Bitcoin, Ether and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;
- Changes in consumer demographics and public tastes and preferences;
- The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks;
- General economic conditions and the regulatory environment relating to cryptocurrencies; or
- A decline in the popularity or acceptance of blockchain technologies and virtual currencies.

In recent years, the rise of digital currencies prices and digital asset transaction volume has attracted the attention of tax authorities.

As the laws governing digital assets, including digital asset securities and digital currencies are still evolving, the tax treatment of digital assets in various jurisdictions is subject to change. As there is considerable uncertainty over the taxation of digital assets, we cannot guarantee that the digital asset securities and transactions denominated in digital currencies will not be subject to further taxation in the future, including but not limited to additional taxes and increased tax rate. These events could reduce the economic return and increase the holding costs of digital assets, which could materially and adversely affect the Company's results of operations and financial condition.

Risks Related to Compliance and Regulation

Absence of regulatory oversight.

The Company is not registered and does not expect to register as an investment company under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), and the Purchasers will not be afforded the protections of the Investment Company Act, such as oversight by a board of disinterested directors, affiliated transaction limitations, restrictions on borrowing and safeguards related to custody of the Company's assets.

The Manager is not registered as an investment advisor.

The Manager is not registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "**Advisers Act**"). However, to the extent that a Company asset is deemed to fall within the definition of a security under U.S. federal securities laws, our Manager may be subject to additional requirements under the Advisers Act. The Manager may be required to register as an investment adviser or may have to file annual reports as an "exempt reporting adviser" under the Advisers Act. Registration as an investment adviser may result in extraordinary, recurring, and non-recurring expenses. So long as our Manager is not and will not be subject to any such investment adviser registration, investors will not have the benefit of investor protections and will not receive disclosure commensurate with that provided by registered entities.

We are not subject to regulatory oversight by any state or federal regulatory agency.

We are not subject to the periodic examinations to which, for example, consumer banks, commercial banks, and other financial institutions are. Consequently, our acquisition, financing and disposition decisions and our decisions regarding establishing the fair market value of our assets are not subject to periodic review by any governmental agency.

There may be additional risks of which we are not aware or that we cannot foresee.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Our Manager, Opulous USA, LLC, and its affiliated companies own and operate a music distribution platform that brings technological innovation into the music industry by introducing new revenue streams for artists. In connection with these Securities, our Manager and its affiliates have formed our Company and assigned to us certain intellectual property rights in the Work— a musical compositions titled "Personal", "Perfect", "Sunday", "Thumb Thru", "Unreplacable", "Love's Theme Song", "Shiesty", "Optimistic", "Eternity", "Sleepyhead" and "Cmon" performed by Kyle. Kyle is an artist with a multi-platinum record and boasts over 2 billion streams currently, he has collaborated with multiple major and trend-setting artists. For more information, see "*BUSINESS—Intellectual Property*" below.

Investments in the music industry have traditionally been kept within close exclusive circles and insiders. Through the Company's efforts, and in these Securities, investors will have the potential to earn royalty revenue alongside Kyle. Investors in this Offering will be entitled to any applicable economic benefit of the monetization of the "Personal", "Perfect", "Sunday", "Thumb Thru", "Unreplacable", "Love's Theme Song", "Shiesty", "Optimistic", "Eternity", "Sleepyhead" and "Cmon" songs rights through their ownership of the Class A Units, which shall be represented through a digital asset called an "**MFT**." These groundbreaking MFTs may generate monthly royalty revenue and have the potential to increase in value as an artist's career progresses. The Company will mainly earn revenues through digital streaming and download mastering royalties that are then shared with the various stakeholders in the Work, including the Company. For more information on the security being offered in this Offering, see "*THE OFFERING AND THE SECURITIES – The Securities*" herein.

FOR THE AVOIDANCE OF DOUBT, NO ASSETS (REAL OR PERSONAL, TANGIBLE OR INTANGIBLE, INCLUDING CASH OR THE RIGHTS) OF THE COMPANY, OWNED OR HELD BY THE COMPANY, WHETHER OWNED OR HELD BY THE COMPANY AT THE DATE OF ITS FORMATION OR THEREAFTER ACQUIRED SHALL BE DEEMED TO BE OWNED BY ANY INVESTOR INDIVIDUALLY, BUT SHALL BE OWNED BY, AND TITLE SHALL BE VESTED SOLELY IN, THE COMPANY.

Vision

The Company's long-term vision is to be a company that has the prospect of consistently earning revenue, by facilitating the distribution of royalty revenue to its Investors, whom are the MFT holders, in connection with the Work.

Business Plan

Kyle Album, LLC sells music MFTs representing, in part, the Securities to a user base of music fans and blockchain enthusiasts. Through the support of our Manager, we will strive to distribute royalty revenue to our investors perpetually until such time as the Company is dissolved in accordance with the provisions of the Company's Amended and Restated Operating Agreement.

Royalty revenue is expected to be generated by the Company pursuant to the Novation (as defined below) and in connection with those certain distribution activities undertaken by our Manager under a certain Publishing Agreement (as defined below) and Publishing Agreement Assignment (as defined below). See "*TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST" and "BUSINESS – Intellectual Property*" for more information.

Customer Base

We serve the fans of Kyle, music investors and enthusiasts, and the blockchain community at large.

Company Revenue

The Company's revenue is a percentage of the digital music revenues generated by the Work. Revenues will be created by the distribution of the Work on digital streaming platforms including but not limited to 7Digital, Akazoo, Amazon, AMI, Anghami Music, Apple, Audible Magic, Audiomack, AWA, Beatport, Beatsource, Bleep, Boomplay, Deezer, Dubset, Facebook, Google Play Music, iHeart Radio, iMusica, Juno, JOOX, KKBox, LiveXLive, MediaNet (Audible Magic - Fulfillment360 in Labelcamp), Music Island, Napster, NetEase, Pandora (Rdio delivery feed in Labelcamp), PPCA, Pretzel, Qobuz, Qsic, Saavn, Shazam, Simfy Africa, Sound Exchange, Soundcloud, Spotify, Stellar Ent., Tencent, Tidal (Aspiro delivery feed in Labelcamp), TikTok, Touchtunes, Twitch Soundtrack, United Media Agency, Yandex, YouTube Content ID, YouTube Music, and Peloton. Digital music revenue also includes individual song sales of the Work on Apple iTunes and Amazon.

Intellectual Property

The Company's affilated company, Ditto Music Pte. Ltd. (the "**Affiliate**"), entered into a transaction (the "**Assignment**") with Kyle Thomas Harvey p/k/a KYLE (referred to as the "**Artist**"), pertaining to the musical compositions titled "Personal", "Perfect", "Sunday", "Thumb Thru", "Unreplacable", "Love's Theme Song", "Shiesty", "Optimistic", "Eternity", "Sleepyhead" and "Cmon" ("Work") and wherein the Affilate was assigned fifty percent (50%) of such Work's master rights, title, and interest, along with a security interest, in the royalties arising from all digital transmission attributable to the Work in perpetuity, and a non- exclusive, irrevocable, non-sublicensable and worldwide license to download, make digital copies of and utilize but not modify the Work and any digital artwork arising from the Work solely for the purpose of embedding or linking such copies to the MFTs (together, the "**Rights**"). Under the Assignment, the Affiliate was required to make an advance payment to the Artist in an amount equal to five hundred thousand dollars ($500,000.00) as an advance payment for the Rights in the Work (the "**Advance Payment**"), and eighty-seven and one half percent (87.50%) of the net proceeds received by the Company's Offering of these Securities to Investors ("**Proceeds Fee**"), subject to the Affiliate's recoupment of the Advance Payment and Feature Fee, among other miscellaneous fees.

Subsequently, our Affiliate assigned to the Company under that certain Novation and Assignment Agreement dated February 07, 2022 (the "**Novation**") all rights and obligations under the Assignment subject to the following conditions: The Company shall, without unreasonable delay, transfer, ensure and procure any relevant third party to transfer or directly pay, all payments received and/or receivable by the Company, as a result of the Assignment, to the Manager or to any other third party recipient or affiliates as directed by the Manager from time to time for the purposes of: (a) distributing the Proceeds Fee to the Artist; (b) distributing distributions to the Class A Members in connection with the royalties acquired under the Assignment and Novation agreements; (c) recouping the Advance Payment made by the Affiliate to the Artist and; (d) defraying any relevant costs that have been otherwise agreed via the Assignment and/or the Offering by the relevant parties including the Artist, the Investors and the Company. Additionally, the Affiliate agreed to pay the Company five hundred eighteen thousand two hundred and ninety-five dollars and no cents ($518,295.00) in consideration for entering into the Novation, which shall be recoupable, in part, by the Affiliate pursuant to the terms of such agreement.

Further, pursuant to the terms of the Novation Agreement, if the Company does not raise a total of one million dollars ($1,000,000) in gross proceeds within twelve (12) months after February 7, 2022 under Regulation CF, the Rights, including, without limitation, the royalty payments arising therefrom, will revert to Ditto Music in proportion to any amount of the Advance Payment not yet recouped, and/or the Rights Holder. For example, if the Company only raises four hundred fifty thousand dollars ($450,000) within twelve (12) months after February 7,

2022, fifty-five percent (55%) of the Rights (which would equal $550,000), including, without limitation, the royalty payments arising therefrom, shall revert from the Company to Ditto Music and the Rights Holder, as applicable. As a result, the Company would only own forty-five percent (45%) of the Rights instead of one hundred percent (100%) of the Rights. Consequently, Investors would only receive royalty payments pursuant to the Rights in proportion to the total amount raised by the Company on or before February 7, 2023.

As of July 15, 2022 when the Offering formally closed, a total of $143,377 was raised. Pursuant to the terms set out in the Novation Agreement, the Company retains approximately 16.3377% of the Rights, and approximately 33.6623% of the Rights will revert back to Ditto Music and the Rights Holder upon the recoupment of the Advance Payment by the Company.

Competition

The markets in which our services are sold are highly competitive. The Company faces competition from other companies and individuals with better funding or more experience in the music industry. These competitors include other music artists worldwide. Many of these artists may have access to other substantial financial, technical, and human resources, which could give them advantages in developing and marketing their music. These competitors can take away market share from the Artist, which in turn could significantly impact revenues for the Company.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements, and increased enforcement actions and penalties may alter the environment in which we do business. Our ability to continue to meet these challenges could have an impact on our legal, reputational, and business risk.

Litigation

From time to time, the Company may be involved in legal proceedings. The results of such legal proceedings and claims cannot be predicted with certainty, and regardless of the outcome, legal proceedings could have an adverse impact on Company's business or the development of the platform because of defense and settlement costs, diversion of resources and other factors. The Company is currently not subject to litigation.

MANAGER, OFFICERS, AND KEY PERSONS

The Company is managed by its Manager, Opulous USA, LLC. The directors, officers, and managers of our Manager, who indirectly manage the Company, are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years. Additionally, the officers of the Company along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years is described below.

Directors

Name	Positions and Offices Held at the Manager	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Lee James Parsons	Manager of Manager	Manager of Opulous USA LLC since February 2022

		CEO at Ditto Ltd. since January 2007 CEO at Ditto Music Pte. Ltd. since October 2020
Matthew Lee Parsons	Manager of Manager	Manager of Opulous USA LLC since February 2022 CEO at Ditto Ltd. since January 2007 CEO at Ditto Music Pte. Ltd. since October 2020
Miles Brandon Carroll	Chief Executive Officer of Company's Manager's Manager (CarteBlock Pte. Ltd.) and Chief Operating Officer of Company's Manager	Manager and Chief Operating Officer of Opulous USA LLC since February 2022 Director at CarteBlock Pte. Ltd. since September 2018 COO at Ditto Music Pte. Ltd. Principal since October 2020;
Jay Moore	Manager and Chief Executive Officer of Manager	CEO and Manager of Opulous USA LLC since February 2022 CEO and Senior Director, Director, and Manager of Investments at Kobalt Music from April 2017 through February 2021
Jason Frazier	Manager of Manager	Manager of Opulous USA LLC since February 2022 Medical Physicist at Provision Healthcare since September 2020

Officers

Name	Positions and Offices Held at the Company and Manager	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Jay Moore	Manager and Chief Executive Officer of Manager	CEO and Manager of Opulous USA LLC since February 2022 CEO and Senior Director, Director, and Manager of Investments at Kobalt Music from April 2017 through February 2021
Miles Carroll	Chief Executive Officer of Issuer's Manager's Manager (CarteBlock Pte. Ltd.) and Chief Operating Officer of Issuer's Manager	COO of Opulous USA LLC since February 2022 Director at CarteBlock Pte. Ltd. since September 2018 COO at Ditto Music Pte. Ltd. Principal since October 2020

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law and under the Company's Operating Agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company is authorized to issue two classes of membership interests in the Company, comprised of 1,020,000 Class A Units, of which 163,377 Class A Units are outstanding, and 1,000 units of the Company's Class B Membership Interests (the "***Class B Units***," collectively with the Class A Units, the "***Units***"), of which 1,000 Class B Units are outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's issued and outstanding capitalization consists of:

Type	Class A Membership Interest
Amount Outstanding	163,377 Units of Class A Membership Interest
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.24%

Type	Class B Membership Interest
Amount Outstanding	1,000 Units of Class B Membership Interest
Voting Rights	One vote per Class B Unit
Anti-Dilution Rights	N/A

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Class B Units which may dilute the Securities offered hereunder
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's issued and outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Opulous USA, LLC	Units of Class B Membership Interest	100%

The Company's ultimate beneficial owners, who individually own more than twenty percent (20%), are Matthew Parsons and Lee Parsons.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Kyle Album, LLC is a special purpose vehicle whose primary purpose is to hold certain intellectual property rights related to the Work and generate revenue therefrom. The Company was formed in Delaware as a limited liability company on December 21, 2021.

The Company is currently a wholly owned subsidiary of Opulous USA, LLC, a Delaware limited liability company, formed on December 15, 2021.

Liquidity and Capital Resources

On May 31, 2022, the Company conducted an offering pursuant to Regulation CF and raised $143,377.

Since this time, the Company has been accruing royalties derived from the Work after it had been publicly released in January 2022 for streaming and downloads, and as of December 31, 2022, the total royalties earned on the Company's share of the Work is equal to $19,036.

Capital Expenditures and Other Obligations

The Company does not intend to make any additional material capital expenditures in the near future.

Pursuant to the terms set out in the Novation Agreement, the Company retains approximately 16.3377% of the Rights, and the Company is obligated to have approximately 33.6623% of the Rights revert back to Ditto Music and the Rights Holder upon the recoupment of the Advance Payment of $500,000 in the royalty incomes by the Company.

Valuation

The Company's valuation as of December 31, 2022 is $523,298. The Company has no pending liabilities.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class B Membership Interest	$1.00	1,000	N/A	December 21, 2021	Section 4(a)(2)
Class A Membership Interest	$143,377	163,377	N/A	July 15, 2022	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) the an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition, the Purchase may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Party Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company's Affiliate, Ditto Music Pte. Ltd. ("**Ditto Music**"), entered into a certain Assignment Agreement with the Artist, the Rights Holder, and the Distributor pertaining to the Work and wherein Ditto Music was assigned fifty percent (50%) of such Work's master rights, title, and interest, along with a security interest, in the royalties arising from all digital transmission attributable to the Work in perpetuity. Additionally, Ditto Music was granted a non-exclusive, irrevocable, non-sublicensable and worldwide license to download, make digital copies of and utilize (but not modify) the Work and any digital artwork arising from the Work solely for the purpose of embedding or linking such copies to the Securities.

Under that certain Novation, the Affiliate assigned to the Company all its rights and obligations under the Assignment Agreement to the Company, including the right to $518,295 (the "Novation Sum") in payment from the Affiliate to Kyle Album. Notwithstanding, as a condition to the Novation, the Company shall, without unreasonable delay, transfer, ensure and procure any relevant third party to transfer or directly pay, all payments received and/or receivable by the Company, as a result of the Assignment, to the Manager or to any other third party recipient as directed by the Manager from time to time for the purposes of: (a) distributing the Proceeds Fee to the Artist; (b) distributing distributions to the Class A Members in connection with the royalties acquired under those certain Assignment and Novation agreements; (c) recouping the Advance Payment made by the Affiliate to the Artist; and (d) defraying any relevant costs that have been otherwise agreed via the Assignment and/or the Offering by the relevant parties including the Artist, the Investors and the Company. See "BUSINESS – Intellectual Property" for more information.

Pursuant to the terms set out in the Novation Agreement, the Company retains approximately 16.3377% of the Rights, and the Company is obligated to have approximately 33.6623% of the Rights revert back to Ditto Music and the Rights Holder upon the recoupment of the Advance Payment of $500,000 in the royalty incomes by the Company.

Conflicts of Interest

The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securities holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.100 in the past.

Bad Actor Disclosure:

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Jay Moore
_____
(Signature)

Jay Moore
_____
(Name)

Chief Executive Officer and Manager of Issuer's Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s /Jay Moore
_____
(Signature)

Jay Moore
_____
(Name)

Chief Executive Officer and Manager of Issuer's Manager
_____
(Title)

27th April 2023
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Miles Brandon Carroll
(Signature)

Miles Brandon Carroll
(Name)

Chief Operating Officer and Chief Executive Officer of Issuer's Manager's Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s / Miles Brandon Carroll
(Signature)

Miles Brandon Carroll
(Name)

Chief Operating Officer and Chief Executive Officer of Issuer's Manager's Manager
(Title)

27th April 2023
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Lee James Parsons
(Signature)

Lee James Parsons
(Name)

Manager of Issuer's Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Lee James Parsons
(Signature)

Lee James Parsons
(Name)

Manager of Issuer's Manager
(Title)

27th April 2023
(Date)

<center>SIGNATURE</center>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Matthew Lee Parsons
_____
(Signature)

Matthew Lee Parsons
_____
(Name)

Manager of Issuer's Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Matthew Lee Parsons
_____
(Signature)

Matthew Lee Parsons
_____
(Name)

Manager of Issuer's Manager
_____
(Title)

27th April 2023
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jason Frazier
_____
(Signature)

Jason Frazier
_____
(Name)

Manager of Issuer's Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jason Frazier
_____
(Signature)

Jason Frazier
_____
(Name)

Manager of Issuer's Manager
_____
(Title)

27th April 2023
_____
(Date)

EXHIBIT A

Kyle Album, LLC

Balance Sheet

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	45,358
Other Current Assets	
Royalties Escrow Account	4,372
Novation Sum Receivable	0
Recoupable Advance	309,168
Royalties Due and Outstanding	1,023
Total Other Current Assets	**314,563**
Total Current Assets	**359,921**
Fixed Assets	
Copyright Assets	163,377
Total Fixed Assets	**163,377**
TOTAL ASSETS	**523,298**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Short-term loan from Manager	0
Total Other Current Liabilities	**0**
Total Current Liabilities	**0**
Total Liabilities	**0**
Equity	
Class A, 1,020,000 units authorized, 163,377 outstanding	163,377
Class B, 1,000 units authorized, 1,000 outstanding	381,681
Retained Earnings	-10,000
Net Income	-11,760
Total Equity	**523,298**
TOTAL LIABILITIES AND EQUITY	**523,298**

Kyle Album, LLC
Profit and Loss
January - December 2022

	Total
Income	
Royalties	$ 19,036
Total Income	**$ 19,036**
Gross Profit	**$ 19,036**
Expenses	
Distribution Fee	$ 5,711
Funding Portal Commissions	$ 8,603
General business expenses	$ 104
Legal & accounting services	$ 14,075
Misc. Legal & Professional Fees	$ 1,663
Miscellaneous Expense	$ 90
Office Supplies & Software	$ 205
Taxes & Licenses	$ 345
Total Expenses	**$ 30,795**
Net Operating Income	**$ (11,760)**
Net Income	**$ (11,760)**


Kyle Album, LLC

Statement of Cash Flows

January - December 2022


		Total
OPERATING ACTIVITIES		
Net Income	$	(11,760)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Royalties Escrow Account	$	(4,372)
Novation Sum Receivable	$	-
Recoupable Advance	$	(309,168)
Royalties Due and Outstanding	$	(1,023)
Short-term loan from Manager	$	10,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	**(304,563)**
Net cash provided by operating activities	$	**(316,323)**
INVESTING ACTIVITIES		
Copyright Assets	$	(163,377)
Net cash provided by investing activities	$	**(163,377)**
FINANCING ACTIVITIES		
Class A, 1,020,000 units authorized, 163,377 outstanding	$	143,377
Class B, 1,000 units authorized, 1,000 outstanding	$	381,680
Net cash provided by financing activities	$	**525,057**
Net cash increase for period	$	**45,357**
Cash at beginning of period	$	1
Cash at end of period	$	**45,358**